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3.1.9 Certificate of Domestication of Vorsatech Ventures, Inc.

                          CERTIFICATE OF DOMESTICATION
                                       OF
                            VORSATECH VENTURES, INC.
                               (The "Corporation")

1. The Corporation was incorporated on May 18, 2001, in The Commonwealth of the Bahamas, under the International Business Companies Act.

2. The Name of the Corporation immediately prior to the filing of this certificate of domestication is Vorsatech Ventures Inc.

3. The name of the Corporation as set forth in its certificate of incorporation filed in accordance with ss.ss.388(b) of the Delaware General Corporation Law is Vorsatech Ventures, Inc.

4. The jurisdiction that constituted the principal place of business immediately prior to the filing of this certificate of domestication is the Commonwealth of the Bahamas.

Dated: February 23, 2004


/s/ Peter Braun
-----------------------
Peter Braun, President
Vorsatech Ventures, Inc.